Partial Cancellation of Stock Options Granted in 2004 and 2005

On May 10, 2006, Shinhan Financial Group (the “Group”) decided to cancel 10,400 shares of stock options granted in 2004 and 2005 through the resolution of its Board of Directors. Under the Article 14, Paragraph 10, Subparagraph 1 of the Group’s Article of Incorporation, Shinhan Financial Group can cancel previously granted stock options upon BOD approval if grantees choose to retire/leave the Group or cause the Group material damage either intentionally or by accident. With the cancellation, the total number of stock options outstanding decreased to 8,634,902 shares as of May 10, 2006. The followings are the details of cancelled stock options.

<Cancellation of granted stock options>
Reason for cancellation: Grantees who resigned or retired voluntarily

Employees	Relations	Granted in 04	Granted in 05	Total

Kim Young Joon and 5 Others	Employee	3,400	7,000	10,400

Note) 2 employees from Shinhan Bank, 3 employees from Good Morning Shinhan Securities, 1 employee from Shinhan Credit Information